UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Natural Resources USA Corporation f/k/a AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639012103

(CUSIP Number)

D’ Arcy P. Doherty

Vice President, Legal and

General Counsel and Secretary

Green SEA Resources Inc.

130 Adelaide Street West, Suite 3303

Toronto, Ontario Canada M5H 3P5

416-649-9283

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Thomas M. Rose

Troutman Sanders LLP

401 9th Street, NW, Suite 1000

Washington, DC 20004

757-687-7715

December 28, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639012103	Page 2 of 7

(1)	Names of reporting persons I.R.S. identification Nos. of above persons (entities only) GREEN SEA RESOURCES INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,000,100
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,000,100
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,000,100
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 100%
(14)	Type of reporting person CO

CUSIP No. 639012103	Page 3 of 7

(1)	Names of reporting persons I.R.S. identification Nos. of above persons (entities only) SENTIENT USA RESOURCES FUND, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person PN

CUSIP No. 639012103	Page 4 of 7

(1)	Names of reporting persons I.R.S. identification Nos. of above persons (entities only) SENTIENT EXECUTIVE MLP 1, LIMITED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	((10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0%
(14)	Type of reporting person CO

CUSIP No. 639012103	Page 5 of 7

This Amendment No. 12 amends and supplements the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Natural Resources USA Corporation f/k/a AmerAlia, Inc. (the “Issuer”), a Utah corporation, filed on September 13, 2004, as amended on June 4, 2007, August 29, 2007, June 6, 2008, November 10, 2008, January 12, 2009, January 20, 2009, March 24, 2009, July 12, 2010, March 17, 2011, August 3, 2011 and August 8, 2011 (as amended, the “Schedule 13D”). This Amendment No. 12 is being filed jointly by: (i) Green SEA Resources Inc. (“Green SEA”), (ii) Sentient USA Resources Fund, L.P. (“SURF”) and (iii) Sentient Executive MLP 1, Limited (“MLP 1”) (the foregoing are collectively referred to herein as the “Reporting Persons”). The Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

On December 19, 2011, Wayne Richardson replaced Alan De’ath as the President and Chief Executive Officer of Green SEA and Alan De’ath became the Deputy Chairman of Green SEA.

GSR Acquisition Corp. (“GSR Acquisition”) is no longer a reporting person on the Schedule 13D. The Schedule 13D is hereby amended to remove the list of officers and directors of GSR Acquisition filed as Schedule A to Amendment No. 11 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

“On August 8, 2011, Green SEA and GSR Acquisition, a newly created Utah corporation formed and wholly-owned by Green SEA, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing Green SEA’s intention to effect a “short-form” merger, whereby GSR Acquisition would merge with and into the Issuer (the “Merger”) under Section 1104 of the Utah Revised Business Corporations Act.

The Schedule 13E-3 was amended on October 21, 2011, November 17, 2011 and December 1, 2011.

On December 1, 2011, Green SEA and GSR Acquisition caused the Transaction Statement, as amended, to be mailed to the Issuer’s shareholders (the “Mailing”). Immediately prior to the mailing, and in accordance with the terms of that certain Contribution Agreement dated as of August 8, 2011 by and between Green SEA and GSR Acquisition, Green SEA transferred, among other things, an aggregate of 334,074,381 (representing 94.8% of the outstanding) shares of Common Stock to GSR Acquisition; in exchange for such transfer of shares of Common Stock, Green SEA received from GSR Acquisition 1,000,000 shares of common stock of GSR Acquisition.

On December 28, 2011 at 12:01 a.m. (the “Effective Time”), GSR Acquisition merged with and into Issuer in accordance with the short-form merger provisions of Section 1104 of the Utah Revised Business Corporations Act and Articles of Merger previously filed with the Secretary of State of the State of Utah.

Pursuant to the terms of the Merger, at the Effective Time, each outstanding share of Common Stock, other than shares owned by GSR Acquisition and other than shares as to which dissent rights are exercised, held immediately prior to the Effective Time now represents only the right to receive $0.57 per share in cash, without interest. Further, each outstanding stock option not exercised prior to the Effective Time was canceled and exchanged into the right to receive $0.57 per share, without interest and less the option exercise price (and any applicable withholding taxes). An estimate of the funds required to pay the Merger consideration to the public stockholders of the Issuer, and related fees and expenses, is described in the Schedule 13E-3, as amended. The Schedule 13E-3, as amended, is incorporated by reference into this Item 4 and was previously filed by Green SEA and GSR Acquisition.”

CUSIP No. 639012103	Page 6 of 7

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate percentage of the shares of Common Stock reported owned by each Reporting Person is based upon the total number of shares of Common Stock outstanding as of the Effective Time.

As of the Effective Time, Green SEA, SURF and MLP 1 beneficially own 1,000,100, 0 and 0 shares of Common Stock, respectively, constituting 100%, 0% and 0% of the outstanding shares of Common Stock, respectively.

See also Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the information added to Item 4 above.

Item 7. Material to be Filed as Exhibits

No change.

CUSIP No. 639012103	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green SEA Resources Inc.

By:	/s/ D’Arcy Doherty
D’Arcy Doherty, Vice-President Legal
Date: December 28, 2011

Sentient USA Resources Fund, L.P.

By:	Sentient Executive MLP 1, Limited, General Partner

By:	/s/ Johanna Druez
Johanna Druez, Director
Date:	December 28, 2011

Sentient Executive MLP 1, Limited

By:	/s/ Johanna Druez
Johanna Druez, Director
Date: December 28, 2011